Regulatory Announcement

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Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	16:57 17-Feb-06
Number	6144Y


06011336

RNS Number:6144Y
Tesco PLC
17 February 2006

17 February 2006

TESCO PLC

On 16 February 2006 the Directors below received Ordinary Shares of 5p each in the Company, released from the Tesco Executive Incentive Scheme at a value of 325.75 pence per share. The Company retained 41% of the gross number of shares to cover the income tax and national insurance liability of the Directors.

Director	Net number of shares released
R Brasher	49,916
A T Higginson	96,661
T P Leahy	167,642
T J Mason	96,003
D T Potts	65,851

The Company was notified on 16 February 2006 that T J Mason sold 96,003 shares on 16 February 2006 at 326.00 pence per share.

This announcement is made in accordance with the requirements of DR 3.1.4 R (1) (a) and DR 3.1.4 (1)(b).

Enquiries: J Lloyd
Deputy Company Secretary
Tesco plc
Delamare Road
Cheshunt
Herts EN8 9SL
Tel. 01992 633222

This information is provided by RNS
The company news service from the London Stock Exchange

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